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                                                                 Exhibit (a)(21)


                          AMSTED Extends $42Per-Share
                         Cash Tender Offer for Varlen

CHICAGO, August 2 -- In accordance with the merger agreement announced yesterday between AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, and Varlen Corporation, a manufacturer of engineered products and components for transportation markets, AMSTED today announced that it has amended its existing tender offer to purchase all of the outstanding shares of Varlen common stock to increase the purchase price to $42.00 per Varlen share and to extend the expiration date of the offer to 12:00 midnight New York City time, on Friday, August 13, 1999. The offer had been previously scheduled to expire on Wednesday, August 4, 1999, at 12:00 midnight New York City time.

In connection with the merger agreement, AMSTED has eliminated certain conditions to the tender offer. The amended and restated conditions are set forth in Annex I to the merger agreement which is included as an exhibit to an amendment to AMSTED's tender offer statement filed with the Securities and Exchange Commission today.

As of the close of business on Friday, July 30, 1999, 155,857 shares of Varlen's common stock had been validly tendered and not withdrawn.

Varlen Corporation, which is based in Naperville, Illinois, is a manufacturer of engineered transportation products for the rail, truck and auto component industries. It posted annual revenues last year of approximately $650 million.

AMSTED Industries, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 30 plants worldwide and is one of the largest 100% employee-owned companies in the country.